

May 9, 2011

Mr. Xin Qiu
President and Director
No. 50 Fengxiang South Road
Jianggao Town, Baiyun District
Guangzhou, P.R. China

      **Re:**    **Heli Electronics Corporation**
               **Form 8-K dated March 11, 2011**
               **Filed April 1, 2011**
               **Form 8-K/A dated March 11, 2011**
               **Filed April 21, 2011**
               **Form 8-K/A dated March 11, 2011**
               **Filed May 4, 2011**
               **File No. 000-53692**

Dear Mr. Qiu:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               Martin James
               Senior Assistant Chief Accountant